

February 2, 2024

Jon R. Ansari
Chief Financial Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ 08901

> **Re: Magyar Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 000-51726**

Dear Jon R. Ansari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans Receivable, page 36

1. We note your disclosure on page 36 that commercial real estate ("CRE") loans comprise 55.8% of your total loan portfolio as of September 30, 2023. Given the significance of CRE loans in your total loan portfolio, please revise your disclosure, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting by owner and non-owner occupied, borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations, and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, please revise future filings to describe the specific details of any risk management policies, procedures, or other actions undertaken by management in response to the current environment.

Notes to Consolidated Financial Statements
Note B – Summary of Significant Accounting Policies
15. Off-Balance Sheet Credit Related Financial Instruments, page 61

2.   We note your disclosure on page 61 that the Company does not engage in the use of derivative financial instruments. However, we also note your disclosure on pages 83-84 that you were a party to interest rate derivatives during the fiscal years presented and also note tabular information about your use of derivatives. Please revise future filings to remove inconsistent disclosures and clarify your use of derivatives on page 61.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance